UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30871 /January 15, 2014

In the Matter of	:
	:
UBS EUCALYPTUS FUND, L.L.C.	:
677 Washington Blvd.	:
Stamford, CT 06901	:
	:
(811-9583)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

UBS Eucalyptus Fund, L.L.C. filed an application on November 27, 2013, requesting an order
under section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 20, 2013, a notice of filing of the application was issued (Investment Company
Act Release No. 30841). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary